Filed by Citizens Community Bancorp, Inc.

Commission File No. 001-33003

Filed pursuant to Rule 425 under the

Securities Act of 1933

Subject Company: F. & M. Bancorp. of Tomah, Inc.

CCFBank and F. & M. Bancorp. of Tomah, Inc.

Answers to Questions You May Have

Citizens Community Bancorp, Inc. (CCBI), the holding company for Citizens Community Federal N.A. (CCFBank), and F. & M. Bancorp. of Tomah, Inc. (F&M), the parent company of Farmers & Merchants Bank (F&M Bank) announced on January, 22, 2019, that the two companies entered into a definitive merger agreement. The merger transaction is expected to close sometime in the second calendar quarter of 2019, subject to certain conditions including the approval by F&M shareholders and customary regulatory approvals. The operations of F&M Bank are expected to be fully integrated into CCFBank mid-summer, 2019.

While the transaction is pending, the Companies are required by the rules of the U.S. Securities and Exchange Commission (“SEC”) to limit what they can say about the merger to facts that have been disclosed in our SEC filings. Therefore, we ask that if you receive any questions related to the merger, you respect the sensitivity involved in communication transaction details.

Refer all media and investor inquiries to:

CCFBank

Stephen Bianchi, 715-836-9994- sbianchi@ccf.us

F&M Bank

Peter Reichardt, 608-374-5510- peter.reichardt@fmnetbank.com

Frequently Asked Customer Questions

What should I know about this acquisition?

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At closing, the combined entity based in Eau Claire is projected to have over $1.4 billion in assets, approximately $1.1 billion in loans and, and more than $1.1 billion in deposits. The combined bank will operate 29 branches throughout northwest Wisconsin and southern Minnesota.

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While we do expect some changes to occur, many things will stay the same including our business philosophy to help our customers achieve their financial objectives by providing outstanding service and offering the best financial solutions possible.

Why did CCFBank decide to acquire F & M Bank?

•	CCFBank and F & M Bank together are an ideal fit. Both organizations focus on customer service, building relationships, and community outreach.

•	CCFBank has a goal of “Making More Possible” by building business, Ag, consumer and mortgage relationships with its customers.

•	The combined company will have strong market share in Northwest Wisconsin and Southern Minnesota, as well as exposure to the dynamic Twin Cities marketplace to support future growth.

What will be the name of the new bank?

•	Following the closing, F&M Bank will adopt the CCFBank name and the holding company will be Citizens Community Bancorp, Inc.

•	After closing and conversion, building signage and other marketing materials will be updated to reflect the name change.

Where will the bank headquarters be located?

•	CCFBank will continue to maintain Administrative Headquarters in Eau Claire, Wisconsin

When will the acquisition be official? How will customers be notified?

•	The transaction is expected to close in the second calendar quarter of 2019. This will follow all regulatory approvals and the approval of F & M stockholders.

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All customers will be notified in writing before any changes are made, and in conformance with regulatory requirements. We will inform them of the upcoming changes and how they will benefit, and what they need to be aware of to continue their banking activities as usual.

•	All F&M Bank customers will receive a welcome mailing before closing as well as additional communication regarding their accounts.

Can you tell us the difference between the conversion date and the closing date?

•	Closing date is when F&M is owned by CCFBank.

•	Conversion date is when account records move over to CCFBank computer systems.

How will customers be impacted?

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CCFBank’s primary goal in this transaction is to ensure we continue to provide excellent service to F & M Bank customers. The customer should see very few changes other than the name change; which will not occur until closing and conversion.

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Customers will benefit from the combined entity. From a broad community bank product offering to enhanced mobile and online capabilities, full service Treasury Management services for business, robust mortgage lending including VA, and a larger legal lending limit, we can meet the needs of virtually all customers in our markets.

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In addition, customers will be able to continue their relationship with their favorite banker or contact at their local branch, while having 24/7 access to the latest mobile banking technology wherever they go.

•	Customers will have more locations to choose from to do their banking once the merger is complete.

•	F&M Bank customers will be transitioned to CCFBank’s systems mid-summer 2019. Like F&M, we are a Fiserv Premier core banking system.

•	CCFBank will also be hosting a special website page to serve as a communication hub for customers. Links to that page will be provided on F&M Bank website in the next 30 – 45 days

•	Refer customer questions to bankers assigned to their accounts.

Do customers need to do anything about their accounts?

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No. It’s business as usual. Customers can continue to bank exactly as they do for now. Customers can continue to access their money by writing checks, using ATM and debit cards and/or online and mobile banking.

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Required advance notice will be given to customers prior to account(s) changes. All checking/savings/CD account numbers will remain the same at this time. If any changes to account numbers are required in the future, we will communicate these changes to affected customers well in advance of those changes.

Will assistance be available during the system conversion?

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Customers can only use a branch of the institution where their account was opened, F&M or CCFBank, until after closing and conversion. We expect the combining of banking systems to be smooth since we both are Fiserv banks, and we expect the conversion to occur mid-summer at which time deposit and loan records will be integrated

Frequently Asked Employee Questions

Who should I talk to with questions?

•	You may address any questions or concerns with your direct supervisor. Escalated concerns should be directed to Peter Reichardt.

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The FMBankquestions@ccf.us email address will serve as the main location for information pertaining to this transition. We will continue to gather frequently asked questions and provide answers appropriately for everyone’s benefit.

What does this mean for me as an employee of F&M Bank?

1.	Comparing our business approach:

a.	This is an excellent opportunity to work with a growing community bank with shared values, a disciplined business approach and similar types of markets

b.	CCFBank intends to operate the Tomah branches like F&M did. Customers can expect to work with the same commercial bankers, personal bankers and tellers they’ve grown to know and trust

c.

CCFBank, like F&M Bank, develops relationships with business, Ag, consumer and mortgage banking customers though the Commercial Bankers. We expect this to continue and even see potential to do more for those business and Ag relationships because of our products and services and larger legal lending limit.

2.	What will happen to our benefits?

a.

CCFBank offers similar health and welfare benefits to employees like F&M does. We will examine the best approach, depending on applicable laws, and the most reasonable transition plan for employees for the remainder of 2019. A full review of CCFBank and F&M benefits to determine the best value will be completed prior to the 2020 Plan enrollment cycle with customary enrollment meetings in the Fall of 2019.

b.	Employees of both companies can expect to receive open and transparent communications during all phases of this transaction and to benefit from being part of a larger organization

c.	A CCFBank Summary of Benefit booklet will be provided to you for your review prior to conducting employee benefits meetings.

d.	A review of the F&M Paid Time Off (PTO) plan will occur and a plan for transitioning employees to the CCFBank PTO plan will be established and communicated to employees.

e.	For the time being, please continue to work with your direct manager in regards to approved scheduled time off.

f.	F&M employees will receive credit for their years of service to determine benefits under CCFBank plans.

g.	F&M’s Flexible Spending Accounts (FSA’s) will continue under the F&M plan through December 31, 2019. CCFBank also offers FSA’s.

h.	If an employee meets the qualifications for FMLA, they would still be eligible for the leave with no interruptions

i.	If an employee is on approved leave, the leave will be honored by CCFBank.

j.

F&M employees will be eligible to participate in CCFBank’s 401k plan immediately. The safe harbor plan has a match up to 4% of an employee’s salary if certain deferral conditions are met. The employee match vests immediately.

3.	What if my job is eliminated?

a.	You remain employed by F&M Bank until the merger transaction is consummated. This is expected sometime in the second calendar quarter.

b.

CCFBank will be communicating with F&M Bank employees regarding their status as we learn about the process and procedures in conducting business. Our commitment is to make informed decisions and to retain as many talented employees in both organizations as possible, while enhancing operating efficiencies.

c.	Severance packages will be offered if a position is eliminated within one year from the transaction closing date.

d.

The Consolidated Omnibus Budget Reconciliation Act (COBRA) is a law that gives workers who lose their health benefits the option to continue group health benefits provided by the plan under certain circumstances. Employees who do not continue on with CCFBank and who qualify for COBRA benefits will be notified on an individual basis.

e.	Employees will receive 1 week of severance pay, at their current weekly rate, for every year of service. There is a minimum of 2 weeks of severance pay and a maximum of 20 weeks of severance pay.

Will training and support be provided leading up to and after the system conversion?

•	Yes. Training will be coordinated through CCFBank training teams for all employees. A detailed training program will be communicated to include products, services, procedures and systems as needed.

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We expect the combining of banking systems to be smooth since we both are Fiserv banks, and we expect the conversion to occur mid-summer at which time deposit and loan records will be integrated. Remember that customers can only use a branch of the institution where their account was opened, F&M or CCFBank, until after closing and conversion.

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An integration team of F&M and CCFBank employees will work together on the conversion. CCFBank has worked with system conversions three times in the past three years. CCFBank will also provide “Buddy Bankers” for every location to support, assist or answer questions of F&M staff. These “Buddy Bankers” are well versed in CCFBank products, services and systems which will make the transition as smooth as possible.

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Required and elective education, learning and development is encouraged by CCFBank colleagues. There is a tuition reimbursement policy and other business training that may be suggested to our colleagues.

Who can I talk to if I need assistance during this transition?

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Ongoing information will be available through your Supervisor or Manager. CCFBank will provide additional updates as information becomes available. You can utilize the FMBankquestions@ccf.us to ask any questions you may have.

•	Answers to questions submitted via this address will be distributed on a regular basis.

What should I do if someone from the media contacts me about this transaction?

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Employees, officers and directors are not authorized spokespersons and should refer all requests to Steve Bianchi at 715-839-4661 or sbianchi@ccf.us. If not available, please take a message (name, publication, contact information) and forward it to him.

•	Employees of both organizations should follow their respective Social Media Policies and Guidelines.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

This communication is being made in respect of the proposed merger transaction between Citizens and F&M. In connection with the proposed merger, Citizens will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include the proxy statement of F&M and a prospectus of Citizens, as well as other relevant documents regarding the proposed merger. A definitive proxy statement/prospectus will also be sent to F&M shareholders. INVESTORS AND SHAREHOLDERS ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO AND ANY DOCUMENTS INCORPORATED BY REFERENCE THEREIN) AND ANY OTHER RELEVANT DOCUMENTS IN CONNECTION WITH THE PROPOSED MERGER THAT CITIZENS WILL FILE WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION AND THE PARTIES TO THE TRANSACTION.

The registration statement, including the proxy statement/prospectus, and other relevant documents (when they become available), and any other documents filed by Citizens with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Citizens’ website at www.ccf.us, or by directing a request to Citizens’ CEO, Stephen Bianchi at Citizens Community Bancorp, Inc., 2174 EastRidge Center, Eau Claire, Wisconsin 54701, Attention: Stephen M. Bianchi or by e-mail at sbianchi@ccf.us.

F&M and its directors, executive officers and certain other members of its management and employees may be deemed to be participants in the solicitation of proxies from F&M’s shareholders in connection with the proposed merger. Information about such participants may be obtained by reading the proxy statement/prospectus and the other relevant documents regarding the proposed merger when it becomes available. Free copies of these documents may be obtained as described in the preceding paragraph.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements contained in this release are considered “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements may be identified by the use of forward-looking words or phrases such as “anticipate,” “believe,” “could,” “expect,” “intend,” “may,” “planned,” “potential,” “should,” “will,” “would” or the negative of those terms or other words of similar meaning. Such forward-looking statements are inherently subject to many assumptions, risks and uncertainties arising in the operations and business environment of Citizens and CCFBank. These uncertainties include: the satisfaction of the conditions to closing the proposed merger in the anticipated timeframe or at all; the failure to obtain necessary regulatory and shareholder approvals; the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive merger agreement; the ability to realize the anticipated benefits of the proposed merger; the ability to successfully integrate the businesses; disruption from the proposed merger making it more difficult to maintain business and operational relationships; the negative effects of this announcement or the consummation of the proposed merger on the market price of Citizens’ common stock; significant transaction costs and unknown liabilities; litigation or regulatory actions related to the proposed transaction; conditions in the financial markets and economic conditions generally; the possibility of a deterioration in the residential real estate markets; interest rate risk; lending risk; the sufficiency of loan allowances; changes in the fair value or ratings downgrades of our securities; competitive pressures among depository and other financial institutions; our ability to realize the benefits of net deferred tax assets; our ability to maintain or increase our market share; acts of terrorism and political or military actions by the United States or other governments; legislative or regulatory changes or actions, or significant litigation, adversely affecting Citizens or CCFBank; increases in FDIC insurance premiums or special assessments by the FDIC; disintermediation risk; our inability to obtain needed liquidity; our ability to raise capital needed to fund growth or meet regulatory requirements; the possibility that our internal controls and procedures could fail or be circumvented; our ability to attract and retain key personnel; our ability to keep pace with technological change; cybersecurity risks; risks posed by acquisitions and other expansion opportunities; difficulties and delays in integrating the acquired business operations or fully realizing the cost savings and other benefits; changes in federal or state tax laws; changes in accounting principles, policies or guidelines and their impact on financial performance; restrictions on our ability to pay dividends; and the potential volatility of our stock price. Stockholders, potential investors and other readers are urged to consider these factors carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements. Such uncertainties and other risks that may cause actual results to differ materially from those expressed in the forward-looking statements are discussed further in Part I, Item 1A, “Risk Factors,” in Citizens’ Form 10-K, for the year ended September 30, 2018 filed with the SEC on December 10, 2018 and Citizens’ subsequent filings with the SEC. Citizens undertakes no obligation to make any revisions to the forward-looking statements or to update them to reflect events or circumstances occurring after the date of this release.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.